Filed Pursuant To Rule 433

Registration No. 333-254134

February 5, 2024

Schwab Network

Air date: February 2, 2024

Nicole Petallides, Schwab Network:

Tell me a little bit about how it feels to achieve that key milestone and some of the vision you have ahead for WisdomTree.

Jonathan Steinberg, WisdomTree:

Obviously, I'm very proud to achieve that, as you know, founder and CEO of the company. WisdomTree – a specialist in ETFs – always competing with the best of the best – Vanguard, iShares, so to be able to grow against that kind of competition, the team at WisdomTree is extraordinary, and it really is a testament to our approach to product, which is proprietary, self index, or first to market beta and really investing in the business. Our solution business, our tools, our models business has really been driving our flows and it's really it's very gratifying time.

Nicole:

When we have such a short period of time, it's so hard to encompass everything that WisdomTree is because when we think of ETFs, okay, great, but WisdomTree is so much more than that. I'll start you know, and I know cryptocurrencies and your app, I want to talk about that. But really, I think it's monumental and and most notable, when we think about BTCW. Folks, this is the Bitcoin ETF of Jono Steinberg’s WisdomTree, you came on with us as you were developing this and you got the okay and got the green light from the SEC. And this breaks history because now US investors can have a chance at the real price of Bitcoin. Tell me about that moment because obviously there was a lot of pushback with the SEC, but you were the first – among the first of these ETFs all in the same day. And it's exciting, right.

Jonathan:

Surely it was not easy that the SEC, certainly you could say it's fair to say they were cautious about approving Bitcoin ETPs. It's ironic because of the way they approved eleven in one day, they created a feeding frenzy for Bitcoin ETPs. It's amazing that there are more Bitcoin ETPs in the US, and there are S&P 500 ETFs in the US. It launched very mature as an exposure, very good bullish long term, if you're a Bitcoin enthusiast or cryptocurrency enthusiast. But yeah, it's a big deal for investors, mainstream investors that didn't want to open up their own metamath wallet. This normalizes their ability to invest in Bitcoin.

Nicole:

Right and you know, as we see this as it becomes more normalized, and as Bitcoin has been around each day that Bitcoin is around, I guess people have a little more trust in it this year will be the halving, we got up to 49,000. There are people who are calling for Bitcoin 100,000. But you are giving the opportunity for US investors to have a hand in this and changing the landscape. And that being said, among some of the concepts and developments that you've been working on, Jono cryptocurrencies as an asset class, tokenization, of which you're a leader in that, and blockchain enabled financial services I know you have I think about 13 blockchain funds there. Tell me a little bit about this innovation – and that's part of the success of Wisdom Tree being a little different and having that vision, right.

Jonathan:

So we really try to innovate. And that means trying to be early. So for the last five years we've been asking, What could do to ETFs what ETFs did to mutual funds? And the answer really solidified around tokenization and blockchain enabled finance.

And so what's really exciting WisdomTree’s having great momentum in this core ETF business and with expanding margins, even while we're investing in the future, and the future really starts at the end of this quarter or the beginning of second quarter, when WisdomTree Prime, our mobile app, goes national and we start marketing that new app which will allow consumers to invest and save and pay with a convenience that's not yet been achieved by anyone else.

So blockchain enabled finance and tokenization will be the next driver of innovation for the decades to come. And it's exciting that we're ahead of all of our peers.

Nicole:

Congratulations for this app, the WisdomTree Prime app and its mainstreaming Bitcoin and Ethereum. And in addition to that, you'll be able to do peer to peer payments. And I think there are other things on there, right? Money market funds and such is that right? It's almost a whole entity in itself.

Jonathan:

It’s its own ecosystem that will allow you to invest. So we have treasuries, equities, money market fund, we've announced model portfolio exposures with Professor Siegel – so with one ticker from the investor, they get a model like experience.

So we're competing as a wallet, with your bank, your savings, with your broker, as well as with your RIA, for your investment answers. So a lot of things are converging at once to offer savings investing in payments, with greater control for yourself as the consumer, which is what drove success of ETFs: better functionality and better user experience.

Nicole:

Right. I mean, ETFs when they finally became popular surged because people got a taste of what an ETF really was, and it gave them that ability to have a wide array of investment investments. And what's interesting, and I'll ask you, this because of the environment we're in where the S&P is at highs today, and you have these tech stocks taking off, what do you tell folks when they ask you about your market outlook? I know you have so many products that can hedge that could double down, that could diversify. But when someone just simply asks you about your outlook on this economy or the consumer or the Feds moves. What do you say Jono?

Jonathan:

Well first of all, not knowing your actual portfolio, you will need to fall back on the need for a diversified basket, so that you can weather the short and the long term volatility in the market. It doesn't seem as if rates are falling as fast as many in the market have anticipated.

And so I think you have you're going to continue to get strong interest income from things like floating rate treasuries, short duration, very short duration, shortest duration government bonds, and then a diversified portfolio. It has been a narrow market though – seven sort of tech stocks have really driven the market. We wouldn't be surprised if you see a rotation in the value. Small caps might have a play here. So those are sort of the things that we're looking at at WisdomTree.

Blockworks

WisdomTree exec downplays firm’s slow bitcoin ETF launch

Publication date: February 2, 2024

Despite WisdomTree lagging behind other fund issuers in terms of bitcoin ETF inflows, executives said they expect a boost as more financial advisers allocate to such products.

On a Friday earnings call, the company’s Chief Operating Officer Jarrett Lilien emphasized that the firm’s consumer app offers a better way to hold bitcoin than does the ETF wrapper.

WisdomTree hit $100 billion in assets under management at the end of 2023, marking a record for the firm. But the US spot bitcoin fund it launched on Jan. 11 alongside nine competitors has seen about $10 million of inflows in the first 15 trading days, Bloomberg Intelligence data shows.

The inflow total is the lowest of the nine US spot bitcoin ETFs that have brought in assets so far. That excludes Grayscale Investments’ Bitcoin Trust ETF (GBTC), which had about $28 billion in assets when it converted to an ETF and has seen more than $5 billion in outflows since.

Funds by BlackRock and Fidelity have led the pack with their inflows amounting to about $3 billion and $2.5 billion, respectively, as of Thursday. Despite the heavy GBTC outflows, the 10 funds have collectively tallied about $1.5 billion of net inflows.

“We’re confident in our ability and our track record in growing [assets under management],” Lilien said during the company’s earnings call Friday. “That said, it does take time, especially in our model, because these products are not yet available on many adviser platforms, which is where we would expect to see most of our flows.”

The chief operating officer previously called the wealth management channel the firm’s “primary distribution channel for US ETFs,” in an email to Blockworks — noting it would work to educate its partners on the asset class and the new WisdomTree product.

After addressing the slow growth of the firm’s US bitcoin fund, Lilien argued that the use case for bitcoin is better within WisdomTree’s consumer app than it is in an ETF.

The asset manager launched its WisdomTree Prime app last year. It offers users access to a range of digital funds — with share ownership records kept on the Stellar or Ethereum blockchains — as well as dollar and gold tokens, bitcoin (BTC) and ether (ETH).

Executives said Friday that WisdomTree aims to make the app — currently available to users in 38 US states — accessible to the country’s whole population later this year.

“Not only can you hold bitcoin together with other digital assets, but you also get added utility in the form of payments and peer-to-peer functionality that doesn’t come with an ETF,” Lilien said.

CoinDesk

WisdomTree Head of Digital Assets Discusses Spot Bitcoin ETF Performance

Publication date: February 5, 2024

Jennifer Sanasie, CoinDesk:

Let's talk about bitcoin’s price. What do you make of the price year to date?

Will Peck, WisdomTree:

I think you know, everyone's been kind of commenting on this – buy the rumor, sell the news in terms of ETFs – I think for those of us in the ETF space, you know, I was seeing this as a big catalyst for kind of potential price movement for the Bitcoin ETF for Bitcoin would be financial advisors adopting the product.

As you know, I think a few articles have pointed out recently – it takes a while for these advisor platforms to onboard due diligence new products. So I think it's been interesting to see a lot of the kind of not a ton of net new inflows, a lot of reallocation from GBTC to some of the new launched products. And I think as the advisory platforms are getting more comfortable with this going forward, especially the next three to six months, you can see some really net new demand into the asset class via a Bitcoin ETF but again, I think it’s going to take a few more months.

Jennifer:

What needs to happen for Advisor Platforms to be more comfortable to offer the product? does this show there is still some reluctance by these platforms when it comes to crypto and Bitcoin more specifically?

Will:

I think there's a bit of reluctance. I mean, I think here there needs to be both a hit and comfort with the new asset class. Right? This isn't just another new equity product that's being launched. So there is some level of getting comfortable with the new asset class.

But then with any new ETF, these advisor platforms have kind of a similar threshold and standards, you know, various AUM thresholds or time to market trading volume and things like that. So the second is very common, and it's not a reflection on Bitcoin ETFs at all. It happens with every newly launched ETF, it's something that firms like WisdomTree have been navigating for, you know, 17 years now, to be honest, so we're not surprised by it at all.

And I think the platforms are getting increasingly comfortable with Bitcoin as an asset class and there's some education there with comparisons to gold, you know, where it's different things like that. But I think that part is going very well. And I think it's just a matter of time before these are widely available on all platforms, where they'll be allowed.

Jennifer:

If you take a look at your previous experience with other ETFs, how long do you think it's going to take for the ETF product to be more widely available?

Will:

Typically, it's like three to six months I'd say you know, six months is kind of more conservative. So that would put us you know, at this point, kind of June/July timeframe based on the launches. Nut every platform is different. Some have different risk thresholds, like Vanguard that are saying we're not gonna allow crypto at all, which is kind of consistent with their views on markets generally. Okay, but, you know, most are not that way. So, I think they're all different. They've all got different kinds of considerations, you know, maybe owned by somebody or whatnot. And, yes, I think six months is probably a good time.

Jennifer:

I want to talk a little bit about the secret sauce, but you don't have to give away all of your secrets. As we know WisdomTree is lagging behind some of the other fund issuers, how are you planning to remain competitive and snag up some of that market share in 2024?

Will:

Well, it's exactly what I said our ETF platform is really built for advisor distribution. And like I said, a lot of the advisor platforms do not are not allowing any of these trades. So you know, we didn't have any kind of balance sheet, we didn't seed with a lot of money or anything like that, like some of the other players did. We’ve actually had quite strong trading the past few days. If you look at the lead tables there, the fund’s working exactly like we expected it to. And we're having very good conversations in the pipeline with financial financial advisors. So still very early for us. This is, you know, one of the thirty ETFs that we launch every year and we're encouraged and optimistic that we're going to be going forward with the advisors.

Jennifer:

I want to talk about the earnings call that took place on Friday. COO Jarett Lilien said that WisdomTree’s consumer app offers maybe a better way to hold Bitcoin than an ETF wrapper. unpack this for us. What do you think he meant there?

Will:

Yeah, we do think it is better. I mean, I think leveraging kind of similar cold storage methodologies that you would with an ETF, but getting the asset more close to payments and you other assets – You know, one example would be that currently, we all feel this brokerage accounts right, feels very separate from the rest of your financial life. Not very connected with payments whereas in WisdomTree Prime, we’re connecting Bitcoin more directly with payments, where it can feel just like almost like a payment mechanism, connecting with peer to peer as well.

So leveraging kind of very similar security practices and workflows that you might see with an ETF, but actually getting Bitcoin and other crypto assets like Ether closer to you know, the rest of your financial life is what we're doing with that so we think the Bitcoin ETF’s a great product for some retail for financial advisors, but we're very excited about making Bitcoin available through you know, our own direct retail app WisdomTree Prime, as well.

Jennifer:

Well, given that comment, I just read what you've just said there. What what are you focusing more on as we head into 2024? Is it WisdomTree Prime? Is it the ETF, or are you looking at them both and kind of through a similar lens?

Will:

It's all the above. I mean, the ETF is just one part of our digital asset strategy. It's not our whole business. I spend a lot of my time on WisdomTree Prime and tokenization more broadly, which we see being a big opportunity. It was interesting with a lot of ETF launches, you had, you know, executives out there talking about how this is just a step in the direction of the tokenization of all financial assets. And we do very much believe that. WisdomTree Prime is our delivery mechanism of that for retail, creating we think a better financial service experience using Blockchain and crypto. So that's liquidity, transparency, and standardization is what we're going to be bringing forward with that, so that's where I spend a ton of my time but the Bitcoin ETF is very important.

Jennifer:

To unpack that a little bit more for our audience when we talk about the tokenization of all assets practically, what does that mean?

Will:

So I think the best way to analogize it, is just like an ETF is a wrapper that allows you to hold an asset like Bitcoin but trade it on like your brokerage account or on the New York Stock Exchange, right? Tokenization is just a wrapper for kind of another asset that allows different things like peer to peer transfer ability, potentially, more interesting atomic settlement or driven uniswap or different things like that, which I think a lot of people putting us see that as being a better, more convenient user experience for actually interacting with assets, being able to have them sit more closely with payments, for example that I spoke about. So for the three reasons I mentioned the liquidity, transparency and standardization, we see that as being kind of a better way to hold assets, just like ETFs were a better way to hold assets into mutual funds. So that's very much what we're, we're gonna see more and more going forward. You know, I think there's some analysts project tokenized assets here, something like 5 trillion in the next five years without putting an exact number on it like that, but we're very encouraged by what we're seeing in the space.

Jennifer:

Now WisdomTree prime launched last year and I believe that it's available in 38 states now when do you anticipate that it will be available to the whole country?

Will:

Let's say by the end of Q1 early Q2 is when we're doing a kind of a broader national launch, you could call it. We're dealing with state by state money transmission licenses which can take some time but we’ll have some big announcements coming up in the next several weeks in terms of making it available for more people. And we'll be doing a kind of more aggressive marketing campaign. I'd say we've been over this exiting beta stage where we're onboarding new users but not really marketing as we get our particular state licenses.

Jennifer:

And are you able to unpack some of the hurdles you're encountering while trying to get those licenses? Is it really just, you know, regulatory hurdles?

Will:

Yeah, and they’re not even I wouldn’t see them as a bad thing. I think it's just the reality of launching a business that interacts with crypto in year 2024. Right. So since we started this project we had things like FTX blow up and all this other stuff, which I think anyone who's doing regulated business in the space would comment that just because things are taking longer than they might have before. So we've been really encouraged by our interaction with regulators. There's no like, issues or problems or anything like that. It's just a matter of time as they’ve been dealing with fallout for bankruptcies and things like that. So we're, yeah, we're feeling like we're in a very good spot right now with it. You know, able to take the time, make the product right things like that, and looking forward to getting into more people's hands.

Jennifer:

Alright, well and just before we wrap up, I want to zoom out and look at ETFs from an international perspective for just a second. The US now has a spot Bitcoin ETF, it wasn't the first country to offer a spot Bitcoin ETF, but do you think that this is kicking off maybe a domino effect and we might see similar regulatory approvals in different areas around the world like Egypt perhaps?

Will:

Oh, for sure. I mean, I think a lot of countries follow what the US with the SEC does. This has been a funny one. I mean, we launched our first Bitcoin exchange traded product in Switzerland, in 2019 so it’s taken different countries different times, and things like that. This has been kind of a very strange novel situation in the ETF world.

So I think plenty of countries will follow what the US is doing now. I don't think Bitcoin exchange traded funds, exchange traded products – especially because, what we’ve seen so far is they’re working like we expect them to work – are going to be such a big deal going forward. I think what we'll be seeing more interestingly, going forward is you know, different crypto assets and also things like staking, etc. In terms of getting in the hands of investors, but you have lots of other considerations as well. So that's where I think the regulatory conversation will move, I think Bitcoin ETFs are really here to stay.

-------------------------------------

The WisdomTree Bitcoin Fund has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the WisdomTree Bitcoin Fund has filed with the SEC for more complete information about the WisdomTree Bitcoin Fund and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov or by visiting the fund detail page. Alternatively, the WisdomTree Bitcoin Fund will arrange to send you the prospectus if you request it by calling toll free at 1-866-909-9473.